Filed Pursuant to Rule 433

Registration Statement No. 333-199689

Pricing Term Sheet

November 18, 2014

OCEANEERING INTERNATIONAL, INC.

4.650% Senior Notes due 2024

The following information supplements the Preliminary Prospectus Supplement dated November 18, 2014 relating to the above described securities.

Issuer:	Oceaneering International, Inc.
Security Description:	Senior Notes
Expected Ratings*:	Baa2 / BBB (stable / stable)
Aggregate Principal Amount:	$500,000,000
Maturity Date:	November 15, 2024
Coupon:	4.650%
Price to Public:	99.614%
Yield to Maturity:	4.699%
Benchmark Treasury:	2.250% UST due November 15, 2024
Benchmark Treasury Price and Yield:	99-11 / 2.324%
Spread to Benchmark Treasury:	+237.5 basis points
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2015
Optional Redemption:	Prior to August 15, 2024 (three months prior to maturity), redeemable at any time at an amount equal to 100% of the principal amount being redeemed plus accrued and unpaid interest to the redemption date and a make whole premium, using a discount rate of Treasury plus 40 bps; on or after August 15, 2024 (three months prior to maturity), redeemable at any time at an amount equal to 100% of the principal amount being redeemed plus accrued and unpaid interest
Trade Date:	November 18, 2014
Settlement Date:	November 21, 2014 (T+3)
Format:	SEC Registered
CUSIP/ISIN:	675232 AA0 / US675232AA07
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Wells Fargo Securities, LLC DNB Markets, Inc. HSBC Securities (USA) Inc.
Senior Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Standard Chartered Bank
Co-Manager:	Barclays Capital Inc.

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*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751. The information in this communication supersedes the information in the Preliminary Prospectus Supplement referred to above to the extent it is inconsistent with such information. Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.